Cue Energy Resources Limited
A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

05005670

20 January 2005

SEC MAIL PROCESSING RECEIVED JAN 3 1 2005 WASH. D.C. 213 SECTION

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Public Officer

Enc.

PROCESSED
FEB 0 9 2005
THOMSON
FINANCIAL

2/9

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Cue Buys 5% Interest in Maari Oil Field, New Zealand

Cue is pleased to announce that it has signed a Sale and Purchase Agreement Term Sheet to purchase Delta Oil Taranaki Pty Ltd's (Delta) 5% interest in PEP 38413, the permit that contains the Maari oil field in the offshore Taranaki Basin, New Zealand (see attached map). The purchase is conditional, inter alia, on required government and joint venture approvals.

The purchase price is Australian dollars 6.2 million; which represents A$2.48 per barrel for the 2.5 million barrels of P_{50} recoverable oil volumes for the Maari field attributable to Cue. The effective date of the sale is 1 December 2004.

The Maari field, situated in 100 metres water depth, approximately 80km from the Taranaki coast, is the largest undeveloped offshore oil field in New Zealand. The field was discovered by the Moki -1 exploration well, drilled by Tricentrol (operator) and Cue Energy Resources in 1983 and has been the subject of a number of subsequent delineation wells. Total P_{50} Moki formation recoverable oil volumes in the field are estimated to be approximately 50 million barrels (Horizon Oil ASX release, 4 November 2004).

It is expected that a development decision will be made in April 2005, with first oil production in the second quarter 2007, at an initial production rate of around 30,000 barrels of oil per day (gross), with Cue's share being 1500 barrels of oil per day.

PEP 38413 also contains the smaller Manaia oil discovery that may be developed in the future.

Cue Comment

The purchase of a 5% interest in PEP 38413 and the Maari field and the addition of approximately 2.5 million barrels of recoverable oil, with Cue share of initial production from the field expected to be 1,500 barrels of oil per day in 2007, will compliment Cue's existing share of oil production from the SE Gobe oil field in Papua New Guinea and the Oyong oil and gas field in Indonesia (when it comes on stream), and will provide a significant boost to future corporate cash flow, with oil production from SE Gobe, Oyong and Maari expected to continue for the next 9 to 10 years.

A profile of Cue's potential future oil production is attached.

Current participants in PEP 38413 are:

OMV Group	69% (Operator)
Todd Petroleum Mining Company Limited	16%
Horizon Oil	10%
Delta Oil Taranaki Pty Limited (interest to be acquired by Cue).	5%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

20 January 2005

Cue Energy Resources Limited

MAARI DEVELOPMENT


CUE Permit
Pipelines
Oil & Gas Field
Gas Condensate Fields
3D SEISMIC SURVEY AREA
Kea-1
5km
MAARI
ari-1
Moki-1
Moki-2A
Maari-
Maui-4
MANAIA
432 km²
PEP 38413
Auckland
NEW ZEALAND
KAIMORO
NGATORO
KAPUNI
Tui-1
Kea-1
MAARI
MANAIA
PEP 38413
(5.00% CUE)
0
25km

Source: Horizon Oil

Cue Energy Resources Limited

CUE PROJECTED FUTURE NET OIL PRODUCTION


SE Gobe# Oyong# Maari*
Barrels of Oil Per Year
800000
700000
600000
500000
400000
300000
200000
100000
0
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
- 2000
- 1500
- 1000
- 500
Barrels of Oil Per Day

Joint Venture estimate

* Subject to final acquisition